

July 22, 2011

<u>Via E-mail</u>
James A. Hyde
President
NTELOS Wireline One Inc.
401 Spring Lane
Suite 300
Waynesboro, VA 22980

   Re: **NTELOS Wireline One Inc.**
       Amendment No. 1 to Registration Statement on Form 10
       Filed July 13, 2011
       File No. 001-35180

Dear Mr. Hyde:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66</u>

1. We note your response to comment 13 from our letter dated June 10, 2011. Please revise to disclose whether or not you believe the costs of launching a new brand name will be material to your earnings and cash flows after the Separation.

2. We note your revised disclosures in response to comment 19 from our letter dated June 10, 2011. On page 67, you state that following the TSA period, you do not believe that the cost of services provided to you will be materially different from those incurred under the TSA. However, in the third full paragraph on the same page and on page 12, you state that upon the expiration or early termination of the TSA or other agreements you will incur higher costs to obtain such services than you incurred prior to the Separation. You also state that you will

need to replicate certain facilities, systems, infrastructure and personnel to which you will no longer have access after the transition period following the separation and that you expect to incur capital and other costs associated with developing and implementing your own support functions in these areas. It is not entirely clear if you believe that all of the increased costs and cash demands resulting from the termination of the TSA agreement will be materially different from those incurred under the TSA agreement. Please revise your disclosures throughout the document to clarify if you believe the higher costs of services previously provided under the TSA agreement, and the capital and other costs associated with developing and implementing your own support functions will be materially different than those incurred prior to the separation.

Results of Operations, page 71
Three months ended March 31, 2011 compared to three months ended March 31, 2010, page 71

3. We note that interest expenses increased sequentially from $1.9 million in the quarter ended December 31, 2010 to $3.7 million in the quarter ended March 31, 2011. Please discuss whether you expect this type of quarterly interest expense increase to continue. If so, please explain how this trend might impact your financial performance going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: David M. Carter, Esq.